June 9, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Dear Ms. Hayes:

At the request of the Staff of the Securities and Exchange Commission (the “Commission”), Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), hereby submits the following response to the oral comment received via teleconference on May 18, 2016, relating to the Company’s Amendment No. 2 to Form 10-12G, filed on May 16, 2016 and withdrawn on May 20, 2016. This response has been prepared by the Company.

Annual share issue pursuant to founder’s agreement (as heard verbally)

1.	You state that as consideration for the transfer of rights under the Founder’s agreement, the company will also issue annually, shares of common stock of fortress equal to 2.5% of the fully diluted outstanding equity of Checkpoint at the time of issuance. Please tell us why the issuance of the 688,755 shares in the three months ended March 31, 2016 is not recorded as R&D expenses. In addition, please tell us how you valued the share issuance and why the fair value of the recent common stock offering and the valuation on F-13 does not appear to be considered in the valuation.

Response:

Under the Founder’s Agreement with Checkpoint Therapeutics, Inc. (Checkpoint, or the Company) dated March 17, 2015 (the Agreement), Fortress Biotech, Inc. (Fortress, or the Founder) is entitled to an annual fee on each anniversary of the Agreement equal to 2.5% of diluted outstanding equity, payable in Checkpoint common shares (the Annual Equity Fee). The Annual Equity Fee was part of the consideration payable for formation of the Company, identification of certain assets, including the license contributed to Checkpoint by Fortress.

Accounting Analysis

Checkpoint first determined that the Company’s purchase of the license from Fortress qualified as an asset purchase and not as a business combination under accounting guidance defined in ASC 805. The initial license payment was charged to research and development expense because technological feasibility was not met and the license has no alternative future use under ASC 730, Research and Development. We believe the Annual Equity Fee is analogous to contingent consideration in an asset purchase as it is only payable if Checkpoint continues as an ongoing corporation with outstanding common shares. The value of the contingent consideration will fluctuate based on Checkpoint’s financings, if any, share buybacks, and changes in the value of its outstanding shares.

Checkpoint Therapeutics, Inc.
2 Gansevoort Street
9th Floor
New York, NY 10014

Per PwC’s Business Combination Guide, ‘’Contingent consideration is generally recorded when probable and reasonably estimable. Subsequent changes in the recorded amount of the contingent consideration are recorded against cost.’’

In valuing the contingent consideration, we concluded that the number and magnitude of changes in the number of outstanding shares due to equity raises and share buybacks cannot be estimated. Under the accounting model for contingent liabilities in ASC 450-20, Loss Contingencies, accruals are recorded when the liability is probable and the amount is reasonably estimable.

At any given reporting date, the ultimate amount of the Annual Equity Fee is highly uncertain. The Company’s future share prices are difficult to predict due to the nature of its assets and the Company’s early stage of development; preclinical development is highly speculative and carries a high risk of failure. Due to these uncertainties, we concluded that we could not reasonably estimate payouts until shares were actually issued. When an entity cannot make a reasonable estimate of loss, ASC 450-20 states that disclosure is preferable to a loss accrual:

50-5 Disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. For example, disclosure shall be made of any loss contingency that meets the condition in paragraph 450-20-25-2(a) but that is not accrued because the amount of loss cannot be reasonably estimated (the condition in paragraph 450-20-25-2[b]). Disclosure also shall be made of some loss contingencies that do not meet the condition in paragraph 450-20-25-2(a)—namely, those contingencies for which there is a reasonable possibility that a loss may have been incurred even though information may not indicate that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

As such, we will record the expense associated with the Annual Equity Fee in R&D when the shares are issued. We will disclose our policy, and the fact that additional future payments cannot be reasonably estimated.

Adjustment

In consultation with our attorneys, Alston & Bird LLP, we believe the treatment of the Annual Equity Fee as described above would be an adjustment from the financial statements included in our prior Form 10 Registration Statement filed on March 24, 2016, and withdrawn on May 20, 2016.  Upon resolution of the treatment of our annual equity fee, we intend to file a new Form 10 Registration Statement.

Under the Exchange Act of 1934, as amended, a new Registration Statement does not allow us to incorporate any information or documents from any previous Form 10 filings, including any exhibits or financial statements. Dissimilar from registration under the Securities Act of 1933, as amended, which relies on continuous amendments to the same registration statement until it is declared effective, and for which the Staff addressed a similar issue in Jumpstart Our Business Startups Act, Frequently Asked Question (3), the Form 10 will be a new filing, complete and standing on its own.  As such, we find that it would be inconsistent to file the financial statements as “restated”.  As a legal matter, the withdrawn financial statements from the March 24, 2016, Form 10 would not and cannot, be included in any future Form 10 filing or any other filing.  It is our position that a new Form 10 Registration Statement, and any financial statements included in it, would be a new standalone registration statement, and no disclosure of restatement would be applicable.

Checkpoint Therapeutics, Inc.
2 Gansevoort Street
9th Floor
New York, NY 10014

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number below.

Sincerely,

/s/ James F. Oliviero
James F. Oliviero, CFA
President & CEO
(212) 574-2830